UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-146093 CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Momentive Performance Materials Inc.

Full Name of Registrant

Former Name if Applicable

260 Hudson River Road

Address of Principal Executive Office (Street and Number)

Waterford, NY 12188

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Momentive Performance Materials Inc. (the “Company”), a wholly owned subsidiary of Momentive Performance Materials Holdings LLC, has determined that the Company is unable to file its Annual Report on Form 10-K for the period ended December 31, 2013 on March 31, 2014, without unreasonable effort or expense because, for the following reasons, management needs additional time to analyze and finalize the Company’s financial statements.

The Company is currently in active discussions with various stakeholders regarding alternatives to modify its capital structure and reduce the Company’s leverage. The Company has been required to devote key personnel and administrative resources, including the personnel and resources of its accounting and financial reporting organization, to matters relating to these discussions. The Company believes these discussions will be concluded shortly. As part of this process, a filing under Chapter 11 of the U.S. Bankruptcy Code may provide the most expeditious manner in which to effect a plan of reorganization that may be proposed by the Company. However, there can be no assurance that an agreement can be reached with the Company’s stakeholders or that any transaction with the Company’s stakeholders will be consummated.

Although the Company is currently in compliance with the indentures governing its outstanding notes and its credit agreements, the Company has concluded there is substantial doubt about its ability to continue as a going concern for the next twelve months and expects that the audit report by its independent public accounting firm, with respect to the financial statements to be included in the Annual Report on Form 10-K, will contain an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern. The going concern issue has generated substantial additional disclosures and has required the Company to change certain assumptions related to balance sheet classifications, certain debt-related deferred costs and income taxes.

For these reasons, the Company has not been able to file its Annual Report on Form 10-K for the year ended December 31, 2013 within the prescribed time period. Management is diligently working to close its books and records and to complete preparation of the financial statements as soon as practicable.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Douglas A. Johns	(518)	233-3933
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report net sales of approximately $2,398 million for 2013, compared to net sales of $2,357 million reported in 2012. The Company also expects to report net loss of approximately $465 million for 2013, compared to net loss of $365 million reported in 2012. The increase in expected net loss in 2013 as compared to 2012 is primarily driven by non-cash adjustments due to changes in certain assumptions related to the going concern issue discussed in this Form 12b-25. Additionally, the Company expects to report operating income of approximately $30 million, compared to an operating loss of $39 million reported in 2012. The increase in operating income was primarily due to the increase in net sales, as well as decreases in selling, general and administrative expense, as well as a decrease in restructuring and other one-time costs.

The foregoing statements about the anticipated timing of the filing of the Annual Report on Form 10-K for the period ended December 31, 2013, the Company’s discussions with various stakeholders and expected results of operations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Annual Report on Form 10-K for the period ended December 31, 2013, that the Company’s discussions with stakeholders will not result in an agreement or consummation of a transaction with the stakeholders and that the Company’s actual operating results may differ materially from these estimates upon completion of management’s review of the financial statements

MOMENTIVE PERFORMANCE MATERIALS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2014	By	/s/ William H. Carter
			Name:	William H. Carter
			Title:	Executive Vice President and Chief Financial Officer